UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

American Enterprise Development Corporation

Address of Principal Business Office:  1240 Blalock Road, Suite 150, Houston, Texas 77055.

Telephone Number:

(713) 266-3700

Name and address for agent for service of process:  Jonathan Gilchrist, 1240 Blalock Road, Ste. 150, Houston, Texas 77055.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of the Form N-8A:  YES  [ ]   NO [ X ]

FORM N-8A

Item 1.

Exact name of registrant.

American Enterprise Development Corporation

Item 2.

Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Texas.  June 28, 2000

Item 3.

Form of organization of registrant.

Corporation

Item 4.

Classification of registrant.

Management Company

Item 5.

If registrant is a management company:

(a)

state whether the registrant is a “closed-end” or an “open-end” company;

We are a closed-end company.

(b)

State whether registrant is registering as a “diversified” company or a “non-diversified” company.

We are a non-diversified company.

Item 6.

Name and address of each investment adviser of registrant.

Goldbridge Capital, LLC, 1240 Blalock Road, Ste. 150, Houston, Texas 77055

Item 7.

If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Jonathan Gilchrist, 1207 Wisterwood, Houston, Texas

James Carroll, 11910 Churchill Court, Houston, Texas

Robert Wilson, 520 Post Oak Boulevard, Houston, Texas

William Carmichael, 170 Colonial Road, Hohenwald, Tennessee

Paul Schaefer, 1240 Blalock Road, #150, Houston, Texas

Item 8.

Not Applicable

Item 9.

(a)

State whether registrant is currently issuing an offering of its securities directly to the public.

Yes.

Registrant is a business development company with an offering currently effective under Regulation E, 17 CFR 230.601.

(b)

If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Investors Capital Corporation

(c)

If the answer item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities.

Not Applicable.

(d)

State whether registrant has any securities currently issued and outstanding.

Yes

(e)

If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrants outstanding voting securities.

41 Shareholders prior to the offering under 17 CFR 230.601 et seq.

Item 10:

State the current value of the registrant’s total assets.

$546,027

Item 11:

State whether the registrant has applied for or intends to apply for a license to operate as a small business investment company under the Small Business

Investment Act of 1958.

No.

Item 12:

Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

Registrant incorporates by reference its Form 10-Q filed with the SEC on May 21, 2004.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Houston and state of Texas on the 23rd day of July, 2004.

Signature _//s// Jonathan Gilchrist_________________

BY _____Jonathan C. Gilchrist, President___________

Signed and subscribed to before me on this the 23rd day of July, 2004

Attest:

//s// Evan Reineking____________

(name)

NOTARY PUBLIC in and for the STATE OF TEXAS